MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31,2014

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

The following management’s discussion and analysis ("MD&A"), which is dated as of April 6, 2015, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the year ended December 31, 2014 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2014 and December 31, 2013 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 6, 2015, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENT

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production on September 1, 2012, and the commissioning of and production from its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold from oxide and free-milling material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

2014 HIGHLIGHTS

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three month periods and years ended December 31, 2014 and 2013:

	Q4 2014	Q4 2013	Change %	2014	2013	Change %
Selected Financial Data
Revenues	35,178	27,022	30%	125,436	111,808	12%
Total mine operating expenses[1]	(24,782)	(23,661)	5%	(96,045)	(92,857)	3%
Gross earnings from operations	10,396	3,361	209%	29,391	18,951	55%
Net income	272	2,086	(87%)	320	1,630	(80%)
Basic net earnings per share ($/share)	0.00	0.01	(100%)	0.00	0.01	(100%)
Key Operating Statistics
Average gold price received ($/oz)	1,202	1,264	(5%)	1,239	1,389	(11%)
Gold sales (oz)	29,264	21,379	37%	101,225	80,497	26%
Gold production (oz)	29,445	22,858	29%	98,184	82,591	19%
All-in sustaining cost per ounce ($/oz)[2]	689	899	(23%)	781	1,067	(27%)
Cash cost per ounce ($/oz)[2]	592	813	(27%)	683	836	(18%)
Gold margin ($/oz)[2]	610	451	35%	556	553	1%
Financial Position
Cash and cash equivalents	1,002	4,452		1,002	4,452
Gold bullion inventory at market value[3]	2,834	6,281		2,834	6,281
Total assets	887,482	822,033		887,482	822,033
Long term debt	200,921	158,599		200,921	158,599

(1) Includes depletion and depreciation.
(2) All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this MD&A for additional information.
(3) This represents 2,350 ounces of gold bullion inventory shown at the December 31, 2014 closing market price of $1,206 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

  Revenues for the year ended December 31, 2014 were $125,436 a 12% increase compared to the prior year of $111,808. During 2014, ounces of gold sold increased by 26% to 101,225 ounces compared to sales of 80,497 ounces during 2013. The average gold price per ounce sold during 2014 was $1,239 compared to an average price of $1,389 per ounce obtained during 2013. Revenues for the fourth quarter of 2014 were $35,178 compared with revenue of $27,022 for the fourth quarter of 2013.

  Mine operating expenses, including depletion and depreciation, for the year ended December 31, 2014 were $96,054 compared to the prior year of $91,739. The increase in costs was due to increased milling throughput of 33%, for a total of 1,358,726 tonnes, following the commissioning of the plant upgrade and the completion of the sheltered Run-of-Mine (“ROM”) Pad sheltered storage. These costs were partially offset by lower mining tonnes moved to achieve planned ore production. Mine operating expenses, including depletion and depreciation, for the fourth quarter of 2014 were $24,782 compared to $23,661 for the same period in 2013. Production costs for the fourth quarter of 2014 were $17,316 compared to $17,379 in the fourth quarter of 2013.

  Gross earnings from operations for the year ended December 31, 2014 was $29,391, and $20,069 for 2013. The 12% higher gold sales with only a corresponding 3% increase in mine operating expenses translated into improved gross margins to 23%. The gross earnings increase was partially offset by the decrease in revenue per ounce, pushing the overall gold margin per ounce downward from $574 per ounce in 2013 to $535 per ounce in 2014.

  Cash costs per ounce on a production basis for 2014 were $683 per ounce of gold (compared to $836 per ounce of gold for 2013). Cash costs for 2014 were lower than the prior year as a result of increased mine and plant productivity as Twangiza progressed forward towards steady state production levels and normalized production costs in line with life of mine expectations during the second half of the year. Cash costs per ounce for the fourth quarter of 2014 were $592 compared to $813 in the fourth quarter of 2013. Refer to the non-International Financial Reporting Standards (“IFRS”) measures section of this MD&A for additional information.

  During the second half of 2014 (“H2”), the Twangiza operations reached operating levels consistent with steady state production levels. Costs at the increased productivity levels remained consistent with those incurred during the first half of 2014 (“H1”), contributing to a decrease in cash costs per ounce of 23%.

  All-in sustaining costs declined in the current year to $781 per ounce (compared to $1,067 per ounce of gold for 2013) driven by lower cash costs and lower levels of sustaining capital expenditures in the period.

  In February 2015, the Company signed definitive agreements for a financing transaction of up to $100 million (refer to subsequent events below). With the completion of these transactions, the Company expects to extinguish certain debt instruments which would result in the long-term debt of the Company returning to levels consistent with December 31, 2013.

(II) OPERATIONAL - TWANGIZA

  During 2014, Twangiza recorded one loss time injury (“LTI”) in the first quarter and subsequently progressed through the remainder of the year with no incidents noted, achieving over 5 million LTI free hours.

  During 2014, the plant at the Twangiza Mine processed 1,358,726 tonnes of ore (compared to 1,023,981 tonnes during 2013) achieving 80% of the design capacity for the year, but 90% of design capacity in H2 of 2014 as the plant expansion increasing the capacity from 1.3 million tonnes per annum (“Mtpa”) to 1.7 Mtpa was completed in the second quarter. Ore was processed at an indicated head grade of 2.70g/t Au (compared to 2.98 g/t Au during 2013) with a recovery rate of 83.0% (compared to 83.8% during 2013) to produce 98,184 (compared to 82,591 during 2013) ounces of gold.

  The Run-of-Mine (“ROM”) Pad sheltered storage area was completed prior to the commencement of the rainy season in the third quarter, providing 40,000 tonnes of dry material storage capacity to ensure the availability of sufficient tonnes of acceptable moisture content to the processing plant. This upgrade contributed to the throughput levels achieved during the year and is expected to continue to secure the improved throughput of the processing plant.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

  Through the third quarter of the year, site management focused on securing ore delivery and throughput levels along with the completion of the plant upgrade. Following the achievements made in the third quarter on these priorities, site management’s focus moved from the expansion mode to delivering incremental operational efficiencies.

(III) MINE UNDER CONSTRUCTION – NAMOYA

Mine Under Construction - Investment	2014	Change	2013
	($000's)	(%)	($000's)
Additions[1]	77,055	(54%)	166,978
Balance as at December 31	414,258	23%	337,203

(1) 2014 net of pre-commercial revenue of $21,687.

  During 2014, the Namoya Mine produced 18,282 ounces of gold from a total of 565,350 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the Carbon-In-Leach (“CIL”) circuit, at an indicated head grade of 2.13 g/t Au.

  At the Namoya Mine, following the completion of construction of the hybrid gravity/CIL and heap leach processing plant in the second quarter of 2014, wet commissioning identified that the CIL circuit was hampered by the quantity of fines content in the ore, as it exceeded the design capacity. Management, along with internal expertise and external consultants, evaluated the issues identified. The Company determined that the optimal plan of action was through the acquisition of an agglomeration drum to run the mine as an agglomerated heap leach operation while pursuing options to best utilize the CIL plant to process the fines material. An agglomeration drum was procured in the fourth quarter of 2014 and installed in January 2015.

  With the commissioning of the agglomeration drum in the first quarter of 2015, Namoya’s focus is on ore delivery in order to increase the stacking rate towards commercial levels as well as optimizing the stacking process with the agglomerated heap leach in order to improve percolation and gold extraction. Management will continually assess the optimal utilization of the CIL circuit as ongoing ore extraction enhances expectation with respect to fines content and the heap leach circuit is optimized.

(IV) EXPLORATION

  Throughout 2014, as the Company focused on the development at Namoya and incremental operational achievements at Twangiza, exploration activities were limited to low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga, Lugushwa and Namoya projects. Exploration activities mainly involved geological mapping, channel and trench sampling, rock chips sampling, limited orientation IP survey work as well as the analysis of geological results from field work carried out in prior periods.

(V) CORPORATE DEVELOPMENT

  In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 63 million common shares of the Company at a strike price of $0.5673 per common share.

  In March 2014, the Company renegotiated for the remaining principal of its $10 million loan from Banque Commerciale du Congo (“BCDC”) to be repayable in monthly installments of $500 compared to the original repayment terms of ten equal monthly installments of $1 million.

  In May 2014, the Company renegotiated the terms of its $15 million facility with Ecobank to be repayable in four equal quarterly payments commencing May 30, 2015, with the subsequent three quarterly payments occurring in August 2015, November 2015, and February 2016. The Ecobank facility was originally repayable in four equal quarterly payments commencing May 30, 2014.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014
  In August 2014, the Company closed a liquidity backstop facility through the private placement of securities comprised of senior secured notes and warrants for gross proceeds of up to $35 million (subsequently increased to $37 million). As of the date of this MD&A, the Company has drawn the maximum amount available under the facility. A portion of the proceeds from the initial notes issued under the facility were used for the repayment of certain bank loans in the DRC totaling $12.8 million.

(VI) SUBSEQUENT EVENTS

  In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $100 million. Each of the two forward sale transactions provide for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015. The second $20 million forward sale is expected to close in April. The forward sales may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $60 million and the delivery to the purchaser over time of 10% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce. The streaming transaction is expected to close in April 2015.

  In March 2015, the Company and Banro Group (Barbados) Limited declared and paid a dividend in relation to the gold linked preferred shares issued in 2013 of $0.57 per Banro Series A Share and Barbados Preferred Share.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

OUTLOOK

Banro Guidance	2015
Twangiza (oz), full year	100,000 to 110,000
Namoya (oz)[2], full year including pre-commercial production	90,000 to 100,000

Twangiza cash cost per ounce ($US/oz)[1]	650 to 750
Namoya cash cost per ounce ($US/oz)[1,2]	725 to 825

(1) Cash cost per ounce is a non-GAAP measure. Refer to the non-GAAP measures section of this MD&A for additional information.
(2) The Namoya ounces include pre-commercial production of 30,000 to 35,000 ounces. Cash cost above only takes into consideration Namoya in commercial production, i.e. H2 2015

In consideration of potentially depressed gold prices in the foreseeable future and the Company’s intent to replace and grow depleted ounces, the Company has developed several key objectives for 2015. These objectives are aimed at increasing gold production while containing costs, and increasing the Company’s Mineral Resources to potentially prolong the life of its mines thereby increasing shareholder value. These objectives include:

  Completing the installation and commissioning of the agglomeration drum at the Namoya Mine in the first quarter of 2015 with a target of achieving commercial production early in the third quarter of 2015;

  Ramp up to steady production at Namoya with a focus on the heap leach operations and utilizing the CIL for enhanced recoveries on higher grade fine ore and improve the quality of heap leach material;

  Maintain steady state production levels at Twangiza while continuing to optimize the plant and rationalize costs;

  Mine plan optimization of Twangiza’s current reserves and measured and indicated resources; and

  Focusing exploration initiatives on identifying high value near-mine targets to enhance near term production and replace Mineral Resources through near-mine delineation drilling at Namoya and Twangiza while undertaking limited, but focused regional exploration at Kamituga and Lugushwa.

The Company’s capital expenditure forecast for 2015 as compared to 2014 is set out below:

Project	2015	Change	2014
	($000's)	(%)	($000's)
Twangiza Mine[1]	19,000	35%	14,026
Namoya Mine[1]	4,000	100%	-
Exploration	5,000	(59%)	12,219

(1) Comprises sustaining capital expenditures for the year.

Twangiza capital expenditures forecast for 2015 consist primarily of sustaining capital, including the continued construction of the Tailings Management Facility (“TMF”) and upgrades to the mobile fleet. The capital expenditures for Twangiza in 2014 consisted mainly of sustaining capital relating to the construction of the TMF as well as the completion of the plant expansion project.

Namoya capital expenditures forecast for 2015 consists primarily of sustaining capital and does not include pre-commercial operating expenses being capitalized for accounting purposes. The Company will need to refurbish and/or replace elements of the old mining fleet that were purchased to facilitate the construction of the mine, purchase critical spares to provide operational security for the new plant, and continue the scheduled buildup of the walls of the TMF.

Exploration expenditures, which are capitalized under the Company’s accounting policy, are expected to decrease by 59% from 2014 expenditures.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

TWANGIZA MINE

During the first half of 2014, the Twangiza Mine focused on the completion of the plant expansion project, improving ore delivery and throughput levels in line with the upgraded design capacity of 1.7 Mtpa. Following ore delivery and throughput achievements during the third quarter, whereby 90% of the upgraded design capacity on an annualized rate was achieved, site management’s focus shifted to incremental operational efficiencies. Production during the year included two consecutive quarters of record production as well as numerous record setting months with December 2014 production reaching 11,549 ounces. These operational milestones were a result of the successful plant expansion activities including the ROM Pad sheltered storage which effectively mitigated the adverse impact that the rainfall associated with the wet season has previously had on operating performance.

TWANGIZA MINE	2014	H2 2014	H1 2014	2013	Prior Year
					Change %
Gold sales (oz)	101,225	56,269	44,964	80,497	26%
Gold produced (oz)	98,184	56,616	41,568	82,591	19%
Material mined (t)	3,595,645	1,996,373	1,599,272	4,116,657	(13%)
Ore mined (t)[1]	1,927,744	1,146,144	781,600	1,758,972	10%
Valley fill mined (t)	49,854	-	49,854	-	100%
Waste mined (t)	1,618,047	850,229	767,818	2,357,685	(31%)
Strip ratio (t:t)[2]	0.84	0.74	0.98	1.35	(38%)
Ore milled (t)[1]	1,358,726	765,381	593,345	1,023,981	33%
Head grade (g/t)[3]	2.70	2.80	2.56	2.98	(9%)
Recovery (%)	83.00	81.81	84.59	83.80	(1%)
Cash cost per ounce ($US/oz)[4]	683	605	781	836	(18%)

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2)	Strip ratio is calculated as waste mined divided by ore mined.
(3)	Head grade refers to the indicated grade of ore milled.
(4)	Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this MD&A for additional information.

In H2 2014, with the completion of the plant expansion activities, Twangiza increased productivity levels towards steady state operations. The steady state operating productivity has allowed Twangiza to reduce cash costs by 23% from $781/oz in H1 2014 to $605/oz in H2 2014. The improved operating results are driven by the ability for the operations to increase mining and milling productivity, a 25% and 29% increase in tonnage, respectively, while maintaining similar gross expenditures. Going forward, Twangiza will continue to focus on achieving incremental efficiencies through process optimization to further enhance the steady state operations.

Gross spending and unit costs for 2014 full year and fourth quarter in comparison to 2013.

Mine Operating Costs	(In '000s)				Cost per tonne Milled ($/t)
	2014	Q4 2014	2013	Q4 2013	2014	Q4 2014	2013	Q4 2013
Mining Costs	15,742	4,600	15,039	5,079	11.6	12.4	14.7	18.0
Processing Costs	35,119	9,415	32,479	8,432	25.8	25.4	31.7	29.8
Overhead	19,390	6,298	21,542	6,041	14.3	17.0	21.0	21.4
Inventory Adjustments	(1,103)	(2,997)	(1,755)	(2,173)	(0.8)	(8.1)	(1.7)	(7.7)
Total Mine operating cost	69,148	17,316	67,305	17,379	50.9	46.7	65.7	61.5
Total tonnes milled (tonnes)	1,358,726	370,881	1,023,981	282,831

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Gross spending and unit costs for 2014 full year in comparison to 2013 full year are as follows:

Mine Operating Costs	(In '000s)			Cost per tonne Milled ($/t)
	2014	2013	Change %	2014	2013	Change %
Mining Costs	15,742	15,039	5%	11.6	14.7	(21%)
Processing Costs	35,119	32,479	8%	25.8	31.7	(19%)
Overhead	19,390	21,542	(10%)	14.3	21.0	(32%)
Inventory Adjustments	(1,103)	(1,755)	(37%)	(0.8)	(1.7)	(53%)
Total Mine operating cost	69,148	67,305	3%	50.9	65.7	(23%)
Total tonnes milled (tonnes)	1,358,726	1,023,981	33%

Mining

A total of 3,595,645 tonnes of material (2013 – 4,115,657 tonnes) were mined during the year ended December 31, 2014. Total ore mined was 1,927,744 tonnes (2013 – 1,758,972 tonnes). The strip ratio for the year fell to 0.84 as compared to 1.35 during 2013 in accordance with the mine schedule which decreased the mining cost per tonne milled from $14.7 to $11.6 per tonne, or a decrease of 21%. During the fourth quarter of 2014, a total of 969,062 tonnes of material (Q4 2014 – 902,416 tonnes) were mined, including 556,856 tonnes of ore (Q4 2013 – 366,625 tonnes), at a strip ratio of 0.74 (Q4 2013 – 1.46) .

Processing & Engineering

For the year ended December 31, 2014, the plant at the Twangiza Mine processed 1,358,726 tonnes of ore (2013 – 1,023,981 tonnes), representing a 33% increase over the prior year. Increased throughput levels reduced the processing cost per tonne milled from $31.7 per tonne to $25.9 per tonne or a decrease of 19%. Throughput in the second half of 2014, following the completion of the plant expansion, increased to over 90% of the upgraded design capacity. Improved mill productivity was assisted by dryer weather conditions than the previous year, and dryer material available aided by the new sheltered ROM storage area along with improvements in pre-screening and ore crushing circuits. Recoveries during the year decreased marginally compared to the prior year to an average rate of 83.0% (2013 – 83.8%) driven mainly by the processing of lower head grade ore. With the achievement of design throughput levels following the expansion, site management focus transferred to incremental operational efficiencies to increase throughput on a consistent basis and improve recoveries. The processing costs were $2.7 million higher compared to 2013 as a result of the 33% increase in throughput, partially offset by lower consumption of mill consumables per tonne processed.

Twangiza Plant Optimization and Expansion

The Twangiza plant upgrade was completed at the end of April 2014, expanding the plant throughput capacity to 1.7 Mtpa. The upgrade was commissioned during the second quarter of 2014, enabling the plant throughput to ramp up to over 90% of design throughput. Site management continues to optimize the plant in order to incrementally increase the benefits from upgrade program.

Sustaining Capital Activities

Throughout 2014, project capital at Twangiza totaling $9,945 included plant expansion activities, ROM Pad roofing, mobile mine equipment and the Tailings Management Facility (“TMF”). Capital spending decreased throughout the year as the plant expansion activities were completed including the ROM Pad roofing.

During 2014 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

•	ROM Pad Roofing
The ROM Pad roofing was completed during the third quarter of 2014, successfully mitigating the impact of weather conditions during the wet season in the fourth quarter.

•	TMF

The Phase 3 and 3.5 lifts of the TMF were completed in the third and fourth quarters of 2014, respectively. Due to the impact of adverse weather conditions, limited work on the TMF was carried out during the first four months of the year after which work continued at levels more consistent with management’s plan allowing for the completion of the aforementioned lifts.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Cost and All-in sustaining costs

Cash costs per ounce for the fourth quarter of 2014 were significantly lower than the prior year period, primarily due to increased sales of 7,893 ounces or 37%, due to increased production over the fourth quarter of 2013, while gross spending decreased slightly as a result of achieved operational efficiencies. The all-in sustaining costs decreased from $1,202 in Q4 2013 to $689 per ounce in Q4 2014, mainly due to the lower cash costs as well as contributions from reduced capital expenditures in the fourth quarter of 2014.

Cash Cost per ounce sold		($US/ounce)			($US/ounce)
	2014	2013	Change %	Q4 2014	Q4 2013	Change %
Mining Costs	156	187	(17%)	157	238	(34%)
Processing Costs	347	403	(14%)	322	394	(18%)
Overhead	190	268	(29%)	209	283	(26%)
Inventory Adjustments	(9)	(22)	(59%)	(96)	(102)	(6%)
Total cash costs per ounce	683	836	(18%)	592	813	(27%)
Total ounces sold (ounces)	101,233	80,497	26%	29,272	21,379	37%
All-in sustaining costs per ounce	781	1,067	(27%)	689	1,202	(43%)

NAMOYA - MINE UNDER CONSTRUCTION

During the first half of 2014, Namoya development activity progressed towards the completion of construction of the hybrid plant and the subsequent commissioning. During the hot commissioning activities, the Company identified that the Namoya hybrid CIL/heap leach plant was unable to run at design capacity as the percentage of fine material was found to be higher than expected, and as such, higher than the hybrid plant was designed to process. During the third quarter of 2014, management worked with internal expertise and external consultants in order to evaluate, assess and determine a remediation plan to address the issues identified during the hot commissioning stage and best utilize the Namoya Mine. The Company determined that the most appropriate course of action was the addition of a traditional agglomeration drum to the existing circuit while continuing to evaluate the most optimal manner to utilize the CIL circuit. During the fourth quarter of 2014, a lightly used agglomeration drum was procured and transported into the region with delivery to site occurring in early January 2015. This procurement significantly reduced the time requirements of procuring and shipping a new drum for Namoya which is estimated to have taken in excess of 12 months. Processing continued at Namoya during the procurement process through the stacking of semi-agglomerated material through the addition of cement on the transport conveyors to the stacker.

The agglomeration drum was installed and successfully commissioned at the beginning of February 2015. Stacking levels are expected to increase to up to 190,000 tonnes per month following the ramp up towards commercial production levels.

Mining continued at the Seketi and Mwendamboko pits throughout 2014 comprising 2,745,530 tonnes of material of which 1,103,611 tonnes were ore at a strip ratio of 1.49. Management slowed down mining activities during the third quarter due to a lower achievable feed rate through the wet scrubbing circuit. During the fourth quarter, mining activities returned to levels more consistent with the first two quarters, mining 343,753 tonnes of ore at a strip ratio of 1.08 for total material of 715,012 tonnes. In addition to the continuation of mining activities at more normal levels during the fourth quarter of 2014, the mining fleet began activities for the opening of the Kakula pit for grade control and mining activities in 2015.

Additions to Mine under Construction during 2014 consisted of the completion construction, costs associated with initial commissioning activities, work performed in the determination of the optimal remediation plan as well as pre-commercial operating losses due to the mine operating at levels which are below break-even. There were no significant capital amounts spent on project construction or on the acquisition of new property, plant and equipment in the second half of the year, with the exception of costs associated with the agglomeration drum.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

During 2014, the Namoya mine produced 18,282 ounces of gold from a total of 565,350 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.13 g/t Au. During the fourth quarter of 2014, Namoya produced 8,791 ounces through the stacking of 218,248 tonnes of semi-agglomerated material on the heap leach pads. The CIL circuit was not utilized during the fourth quarter as management’s main focus remained on the heap leach operation. Namoya’s production will continue to benefit incrementally from the increasing stacking rates that are being achieved as the heap leach curve progresses toward steady state operating levels.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya and the expansion activities at Twangiza, exploration work during the year 2014 was comprised of low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga, Lugushwa and Namoya projects. Low level exploration activities included geological mapping, channel and trench sampling, rock chip sampling and limited orientation induced polarization survey works.

To support the Twangiza and Namoya operations, near term exploration will focus on the following:

•	Deliver sufficient drilling to allow mine operations to define a mineable high grade reserve at the Filon B target at Namoya to incorporate incremental ounce production for 2015;
•	Development and execution of the drill program to covert inferred and indicated resources to reserves within the existing open pits;
•	Delineate resources from beneath current open pits for underground mine production; and
•	Delineate resources from identified targets within a 5 kilometres radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

SELECTED FINANCIAL RESULTS

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. Fiscal years 2014, 2013, and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Selected Financial Data	2014	2013	Change %		2012
Revenues ($000's)	125,436	111,808	12%		42,631
Production costs ($000's)	(69,148)	(67,305)	3%		(22,490)
Depletion and depreciation ($000's)	(26,897)	(25,552)	5%		(8,057)
Gross earnings from operations ($000's)	29,391	18,951	55%		12,084
General & administration ($000's)	(11,318)	(5,723)	98%		(6,207)
Finance expenses ($000's)	(15,623)	(10,096)	55%		(2,316)
Net income/(loss) ($000's)	320	1,630	(80%	)	(4,561)
EBITDA[1] ($000's)	44,793	34,294	31%		4,605
Basic and diluted net earnings per share	0.00	0.00	-		(0.02)
Total assets ($000's)	887,482	822,033	8%		635,787
Long term debt and non-current bank loans ($0	204,790	171,849	19%		154,685
Preferred shares ($000's)	71,116	27,972	154%		-
Dividends paid on preferred shares ($000's)	2,287	2,277	0%		-

(1) EBITDA is a non-IFRS measure. Refer to the non-IFRS measures section of this MD&A for additional information.

For fiscal 2014, the Company has a net income of $320, a decrease of 80% from 2013, as a result of increases in general and administration and finance expenses, partially offset by increased revenues. Total assets increased 8% to $887,482 as a result of the continued development of Namoya. Long term debt and preferred shares increased by 19% and 154%, respectively, due to the issuance of additional notes and preferred shares during the year.

For fiscal 2013, the Company had a net income of $1,630. 2013 was the first full year of commercial production at the Twangiza Mine, which contributed $18,951 of gross earnings from operations toward the net income, as compared to the $12,084 of gross earnings from operations realized in 2012. However, the gross earnings were offset by higher general and administrative costs of $10,441 in 2013, as compared to $6,568 in 2012 primarily due to a settlement with the Company’s former CEO, as well as $2,277 of dividends paid in 2013 on preferred shares that did not exist in prior years.

For fiscal 2012, the Company entered into commercial production at its Twangiza Mine, resulting in the recognition of revenues from the sale of gold produced by the Company. The net loss of $4,561 in 2012 was a result of the revenue earned, offset by production costs and the depletion of previously capitalized exploration and development costs related to the Twangiza Mine. The total value of assets increased by approximately 48% as a result of the development of the Namoya and Twangiza mines.

Revenues

Revenues increased $13.6M, or 12%, in the year ended December 31, 2014 as compared to 2013 as a result of a 26% increase in gold ounces sold, partially offset by lower average realized gold prices. The average gold price received on ounces sold in 2014 was $1,239 per ounce compared to $1,389 per ounce received in 2013. The average realized gold price was lower than the average spot price as a result of the timing of gold sales whereby the volume of gold sales increased through the year when the spot price was depressed. Revenues in 2012 represent the four month period of commercial operations ended December 31, 2012 at the Twangiza mine.

Production costs by element

Production Costs	2014	2013	Change	2012		$/oz Sold
	($000's)	($000's)	(%)	($000's)	2014	2013	Change %	2012
Raw materials and consumables	16,694	18,433	(9%)	6,831	165	229	(28%)	274
Diesel	17,747	14,679	21%	3,913	175	182	(4%)	157
Salaries	15,441	14,669	5%	4,516	153	182	(16%)	181
Contractors	9,780	12,276	(20%)	3,398	97	153	(37%)	136
Other overhead	10,589	9,003	18%	4,299	104	112	(7%)	172
Inventory adjustments	(1,103)	(1,755)	(37%)	(467)	(11)	(22)	(50%)	(19)
Total production costs	69,148	67,305	3%	22,490	683	836	(18%)	901

Production costs, excluding inventory adjustments, for the year ended December 31, 2014 increased slightly from the prior year, as mine and mill productivity contributed to improved operating efficiencies allowing for increased production while containing costs. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables decreased slightly in the year ended December 31, 2014 as compared to the corresponding period in 2013 as a result of increased mine and mill productivity coupled with achieving operational efficiencies allowing for the reduction of consumables per tonne. Raw materials and consumables increased substantially from 2012 to 2013 as a result of the 2012 results reflecting Twangiza entering commercial production on September 1, 2012.

Diesel

Diesel consumption increased during the year as a result of the 33% increase in plant throughput from the plant upgrade program. As a result of the improved plant productivity as well as favorable market conditions late in the year, the cost of diesel per ounce produced decreased from 2013 to 2014. Diesel increased substantially from 2012 to 2013 as a result of the 2012 results reflecting Twangiza entering commercial production on September 1, 2012.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Salaries

Salaries increased 5% in the year ended December 31, 2014 compared to 2013 primarily due to the payment of a year end bonus as well as increased levels of activity in the process plant and the Company using increased levels of internal resources in the place of certain contractors, partially offset by the reduction of management layers at site. Salaries increased substantially from 2012 to 2013 as a result of the 2012 results reflecting Twangiza entering commercial production on September 1, 2012.

Contractors

Contractors decreased 20% in the year ended December 31, 2014 compared to the corresponding period of 2013 as a result of using increased levels of internal resources in place of certain contractors. Contractors increased substantially from 2012 to 2013 as a result of the 2012 results reflecting Twangiza entering commercial production on September 1, 2012.

Other overhead

Other overhead expense, which includes costs such as travel and royalties, increased 18% in the year ended December 31, 2014 compared to the corresponding period of 2013 as a result of the increased levels of production and the resulting sales. Other overheads increased substantially from 2012 to 2013 as a result of the 2012 results reflecting Twangiza entering commercial production on September 1, 2012.

Inventory adjustments

Inventory adjustments decreased in the year ended December 31, 2014 compared to the corresponding period of 2013 as a result of lower per unit production costs and a reduction in the quantity of gold bullion held as at December 31, 2014. The inventory adjustment decreased from 2012 to 2013 as a result of the increased levels of activity, including the stockpiling of ore in 2013.

General and administrative expenses

The table below provides the general and administrative expenses for the years ended December 31, 2014 and 2013, as well as year ended December 31, 2012.

General & administrative expenses	2014	2013	Change	2012		$/oz Sold
	($000's)	($000's)	(%)	($000's)	2014	2013	Change %	2012
Salaries and employee benefits	3,102	2,582	20%	2,491	31	32	(3%)	100
Consulting, management, and professional fees	2,106	1,193	77%	1,043	21	15	40%	42
Office and sundry	1,394	982	42%	1,082	14	12	17%	43
DRC corporate office	3,755	-	-	-	37	-	100%	-
Depreciation	89	51	75%	44	1	1	0%	2
Other	872	915	(5%)	1,547	9	11	(18%)	62
General and administrative expenses	11,318	5,723	98%	6,207	113	71	59%	249

General and administrative expenses increased to $11,318 for the year ended December 31, 2014, as compared to $5,723 and $6,207 for the corresponding period in 2013 and 2012, respectively. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Salaries and employee benefits increased 21% in the year ended December 31, 2014 as compared to 2013 as a result of the impact of increased number of personnel coupled with the impact of year over year inflationary increases. Salaries increased slightly from 2012 to 2013 as a result of the impact of year over year inflationary increases.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Consulting, management, and professional fees

Consulting, management, and professional fees include mainly legal and auditing fees, which increased to $2,106 for the year ended December 31, 2014, compared to $1,193 for 2013, as a result of increased costs related to financing activities and higher regulatory compliance costs. Consulting, management, and professional fees increased by approximately 14% from 2012 to 2013 as the overall activity of the Company increased significantly with the operations of Twangiza and development of Namoya.

Office and Sundry

Office and sundry increased to $1,394 for the year ended December 31, 2014, compared to $982 for 2013, as a result of the additional costs associated with government fees and taxes related to the preferred share dividends. Office and sundry decreased from 2012 to 2013 as a result of the rationalization of office expenditures.

DRC corporate office

The DRC corporate office provides in country support for the operations. For the year ended December 31, 2014, DRC regional office support expenses were $3,775. The increase in the expense was due to support resources now focusing more on the requirements of mine operations as opposed to exploration activities in the previous year.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to a publicly traded company and contributions to the Banro Foundation. The expenses decreased from the respective prior periods as a result of the Company focusing efforts and resources on achieving productivity at Twangiza and the issues identified at Namoya.

Finance expenses

Finance expenses increased significantly in the year ended December 31, 2014 compared to 2013 as a result of the Company requiring additional financing in order to provide improved liquidity while ramping the Twangiza operations up to levels consistent with the life-of-mine.

Other charges and provisions

Other charges and provisions were $1,141 for the year ended December 31, 2014 compared to a gain of $1,206 in 2013, representing legal and shareholder services resulting from dissident shareholder nominees for the election of directors that were subsequently withdrawn as well as fair value losses on financial instruments compared to a fair value gain on financial instruments.

Net income

The Company’s net income for the year ended December 21, 2014 was $320, a decrease of 80% from 2013 of $1,630. The decrease in net income is a result of increased general and administrative and finance expenses, offset by increased gross earnings from operations.

EBITDA

EBITDA for the year ended December 31, 2014 increased 31% compared to the prior year, from $34,294 to $44,793, primarily due to an increase in gold ounces sold while operating expenses remained relatively flat, partially offset by increased corporate costs.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company incurred exploration and evaluation expenditures of $12,219 in the year ended December 31, 2014, a decrease of 44% compared to 2013, capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditures	2014	2013	Change
	($000's)	($000's)	(%)
Twangiza project	2,431	5,916	(59%)
Namoya project	1,792	5,030	(64%)
Lugushwa project	3,163	5,422	(42%)
Kamituga project	3,408	5,531	(38%)
Banro Congo Mining SARL	1,425	108	1,219%
	12,219	22,007	(44%)

As a part of managing costs across the Company, exploration work has been reduced and some support activities redirected to assist the operations as the Company transitions primarily to an operations focused company in the near term.

Mine development expenditures

During 2014, the Company incurred development expenditures of $76,875 (2013 - $166,978), net of pre-production revenue of $21,867, with respect to the development of the Namoya mine, which are capitalized in the consolidated statement of financial position as mine under construction asset.

Mine Development Expenditures	2014	H2 2014	H1 2014	2013	Year over Year
	($000's)	($000's)	($000's)	($000's)	Change %
Mine development expenditures	98,742	49,129	49,613	166,978	(41%)
Pre-commercial production revenue	(21,867)	(15,456)	(6,411)	-	-
Net expenditures	76,875	33,673	43,202	166,978	(54%)

Mine development expenditures relate to project capital, pre-operating expenses and capitalized interest. Included in the $76,875 of mine development expenditures is $7,628 of depreciation and $19,000 of capitalized interest. Pre-commercial production revenue at Namoya consists of revenue from the sale of 17,691 ounces of gold sold at an average price of $1,236 per ounce.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the quarters of fiscal 2014 and 2013. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013

Revenues ($000's)	35,178	33,285	26,534	30,439	27,022	27,133	24,484	33,169
Gross earnings from operations ($000's)	10,396	8,093	4,291	6,611	3,090	2,950	2,288	10,622
Net income/(loss) ($000's)	272	3,750	(2,998)	(704)	2,086	(3,671)	(3,054)	6,269
Earnings/(loss) per share, basic ($/share)	0.00	0.01	(0.01)	(0.00)	0.01	(0.01)	(0.01)	0.03
Earnings/(loss) per share, diluted ($/share)	0.00	0.01	(0.01)	(0.00)	0.01	(0.01)	(0.01)	0.03

The Company recorded revenue of $35,178 for the three month period ended December 31, 2014 and a net income of $272. Revenue and gross earnings from operations for the three month period ended December 31, 2014 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The decrease in net income in the fourth quarter was driven by increased finance costs and losses from the re-valuation of financial instruments.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

The Company recorded revenue of $33,285 for the three month period ended September 30, 2014 and a net income of $3,750. Revenue and gross earnings from operations for the three month period ended September 30, 2014 were higher than the prior quarter due to there being approximately 6,460 more ounces of gold sold in the third quarter of 2014 from improved production at Twangiza. Increase in net income in the third quarter was driven by higher gross earnings from operations, and gains from the re-valuation of financial instruments partially offset by higher general and administrative expenses and interest costs.

The Company recorded revenue of $26,534 for the three month period ended June 30, 2014 and a net loss of $2,998. Revenue and gross earnings from operations for the three month period ended June 30, 2014 were lower than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 due to gold produced in December 2013 and sold in January 2014. In addition to the lower gross earnings from operations, increased general and administrative expenses were incurred as a result of increased legal and shareholder services that resulted from dissident shareholder nominations for the election of directors, which were subsequently withdrawn, in connection with the annual shareholders’ meeting.

The Company recorded revenue of $30,439 for the three month period ended March 31, 2014 and a net loss of $704. Revenue and gross earnings from operations for the three months ended March 31, 2014 were higher than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 as compared to Q4 2013. Although revenue was higher during the quarter, transactions costs, dividends on preferred shares, and a loss on the change in the fair value of preferred shares were all expenses that contributed to the net loss of $704 for the quarter.

The Company recorded revenues of $27,022 for the three month period ended December 31, 2013 and net income of $2,086. Revenue and gross earnings from operations for the three months ended December 31, 2013 remained consistent with revenues and gross earnings from operations incurred during the three-month period ended September 30, 2013 even though the gold price declined during the fourth quarter as the Company sold more ounces of gold during the fourth quarter. The net profit recognized in the fourth quarter was driven by a gain on a change in the fair value of preferred shares as compared to the third quarter of 2013.

The Company recorded revenues of $27,133 for the three month period ended September 30, 2013, compared to $24,484 for the second quarter of 2013. The increase in revenue was primarily a result of greater ounces sold as compared to the prior quarter. The net loss for the third quarter of 2013 was driven by a $3,248 loss on change in fair value of the Company’s issued preference shares during the third quarter. Further adding to the net loss recorded in the third quarter was the higher mining-related costs, including fuel and replacement parts, from the Twangiza mine as compared to prior quarters.

The Company recorded revenues of $24,484 for the three month period ended June 30, 2013, compared to $33,169 for the first quarter of 2013. The lower revenues were primarily a result of the 17% decline in the average spot gold price received for gold sold during the period as well as 11% less gold sold during the period as compared to the first quarter of 2013. The settlement with the Company’s former CEO reduced the Company’s gross earnings from mining operations to a net loss for the quarter.

During the first quarter of 2013, the Company recorded revenue of $33,169, which was lower than the fourth quarter of 2012 as the price of gold had decreased during the quarter, however net income increased as the Company reduced costs following the first full quarter of commercial production.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2014, the Company had cash and cash equivalents of $1,002 compared to cash and cash equivalents of $4,452 as at December 31, 2013. As a result of the minimal liquidity available as at December 31, 2013, and the Company’s need to continue to fund operations until production from Namoya reaches commercial production levels, it was necessary to carry out a further financing of $40 million in February 2014 in the form of preferred shares. In addition, a liquidity back-stop facility for up to $35 million in August 2014 in the form of notes as well as an additional $2 million in notes issued through an amendment of the said facility were drawn down.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement pay a 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

On August 18, 2014, the Company closed a liquidity backstop facility (the “Facility”) for gross aggregate proceeds of up to $35,000. The Facility provides for the issuance by the Company of two classes of notes, defined as Priority Lien Notes and Parity Lien Notes, as well as common share purchase warrants of the Company. The warrants entitle the holders thereof to acquire 13,300 common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 17, 2017. The notes will mature on July 31, 2016, but may be prepaid at any time in whole or in part without penalty. The notes bear initial interest rates of 10% and 15% for the Priority Lien Notes and Parity Lien Notes, respectively, accruing and payable monthly in arrears, with semi-annual step up provisions in interest to as high as 20% and 25% for the Priority Lien Notes and Parity Lien Notes, respectively, seven months before expiry. Any interest payable on or before July 31, 2015 may be capitalized monthly by the Company. The interest rate applicable to any such capitalized interest will be 2% higher.

During the year ended December 31, 2014, the Company spent $8,658 in cash for exploration and evaluation expenditures (of which two-thirds of the cost was for support services in the DRC) and $54,826 in cash (net of pre-production revenue) for the development of the Namoya mine (compared to $21,668 spent on exploration and evaluation expenditures and $126,583 spent on the development of the Namoya mine during 2013). In addition, during 2014, the Company spent $15,754 on capital assets (compared to $34,082 spent during 2013) to carry on its projects in the DRC.

Based on the revenues expected to be generated from the Company’s Twangiza and Namoya mines, together with the Company’s cash on hand, and the financing transactions executed in February 2015, the Company expects to have access to sufficient funds to carry out its proposed 2015 operating and capital budgets for the Twangiza and Namoya mines and for corporate overhead. If at any time during the year it becomes apparent that there may be a strain on the Company’s cash flows, the Company may elect to defer non-essential capital expenditures to a future year.

As a result of restrictive covenants in the Indenture under which certain of the Company’s outstanding Notes were issued, the Company’s ability to incur additional debt is currently limited. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease further, the Company may need to further examine funding options.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at December 31, 2014 are described in the following table:

Contractual Obligations	Payments due by period
		Less than one	One to three	Four to five
	Total	year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	689	509	180	-
Bank loans	20,992	17,123	3,869	-
Long-term debt - 2012 Offering	175,000	-	175,000	-
Interest on long-term debt - 2012 Offering	43,750	17,500	26,250	-
Long-term debt - 2014 Facility	37,000	-	37,000	-
Interest on long-term debt - 2014 Facility	13,848	2,964	10,884	-

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the year ended December 31, 2014 and 2013 was as follows:

	Year Ended December 31,
	2014	2013
	($000's)	($000's)
Short-term employee benefits	3,589	4,438
Other benefits	73	76
Employee retention allowance	220	204
Settlement	-	2,498
	3,882	7,216

During the year ended December 31, 2014, directors fees of $378 were incurred for non-executive directors of the Company (2013 - $273). As of December 31, 2014, $86 was included in accrued liabilities as a payable to directors.

	December 31,	December 31,
	2014	2013
	($000's)	($000's)
Due from related parties	-	63
Due to related parties	-	635

During the year ended December 31, 2013, legal fees of $1,376, incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner, Richard Lachik, was a director of the Company and another law firm of which one partner, Lambert Djunga, is a director of a subsidiary of the Company. As at December 31, 2013, the balance of $575 owing to both legal firms was included in due to related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, the Company incurred common expenses of $197 in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at December 31, 2013, an amount of $60 owing to Loncor was included in due to related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, the Company incurred common expenses of $129 with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at December 31, 2013, an amount of $63 (December 31, 2012 - $3) owing from Gentor was included in due from related parties in the consolidated statements of financial position.

During the year ended December 31, 2014, there was no repayment to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the DRC (year ended December 31, 2013 - $11). As at December 31, 2014, an amount of $4 (December 31, 2013 - $5) was due from Delrand. Amounts due from Delrand as at December 31, 2013 were included in Long-term Investment. Delrand ceased to be a related party during 2014.

These transactions are in the normal course of operations and are measured at the exchange amount.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements included the following:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the Congo. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine under construction assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the year ended December 31, 2014 included:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

December 31, 2014
Risk free interest rate	1.05% - 1.10%
Expected life	3 years
Annualized volatility	75.99 - 76.27%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.16 - $0.27

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level, and;
•	the completion of a reasonable period of testing of the mine plant and equipment.

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive income during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

NEWLY APPLIED ACCOUNTING STANDARDS

The following new and revised standards and interpretations were applied as of January 1, 2014:

•	IAS 32, “Financial Instruments: Presentation” (amendment);
•	IAS 36, “Impairment of Assets” (amendment);
•	IAS 39, “Financial Instruments: Recognition” (amendment);
•	IFRS 13, “Fair Value Measurement” (amendment); and
•	IFRIC 21, “Levies” (new).

The application of these new and revised standards and interpretations did not have a significant impact on the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company: Amendments to IFRS 8, Operating Segments (“IFRS 8”) were issued by the IASB in December 2013. The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments' assets to the entity's assets. The amendments are effective for annual periods beginning on or after July 1, 2014.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. They are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 24, Related Party Disclosures (“IAS 24”) were issued by the IASB in December 2013. It clarifies the identification and disclosure requirements for related party transactions when key management personnel services are provided by a management entity. The amendments are effective for annual periods beginning on or after July 1, 2014. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income. During the year ended December 31, 2014 and 2013, the Company recorded foreign exchange losses of $442 and $192, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 31(c) of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. See Note 31(e) of the Annual Financial Statements for additional details.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured notes (“Notes”) with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional debt financings carried out during 2013 and 2014, the Company has a significant amount of indebtedness. The Company and certain of its subsidiaries also have financial obligations with respect to outstanding preferred shares. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The Indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual report on Form 20-F dated April 6, 2015 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at April 6, 2015, the Company had outstanding 252,101 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 16,177 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), additional warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.269 per share until August 17, 2017 and 735 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2015). Reference is also made to the Private Placement completed in February 2014 as referred to under “Liquidity and Capital Resources” above, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2014 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, the disclosure controls and procedures were ineffective due to the identification of a material weakness in the information technology general controls (“ITGC”) and in the controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, as discussed in the internal control over financial reporting section below. As such, there is a possibility that the internal control over financial reporting will fail to detect a material misstatement in the financial statements on a timely basis.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2014, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, there was a material weakness in ITGC and in the internal controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models.

With respect to ITGCs, in H1 of 2014, the Company embarked on SAP implementation that was fully operational by Q3. The intention of the system implementation was to improve the business processes on both an operational control basis and ITGC basis. Due to limited resources and change in personnel responsible for the SAP implementation, the Company focused its efforts on system implementation and training but fell short of properly implementing the new ITGC features in H2 of 2014, which has been deemed a material weakness due to ineffective controls over access security and change management resulting in a potential impact on the reliability of information produced by the system. Management has hired external consultants to ensure that the ITGC will be operating effectively by H2 2015.

With respect to internal controls over the preparation and review of the statement of cash flow, it has come to management’s attention that the accounting treatment of a deferred revenue transaction first accounted for in 2013 should have been classified in the consolidated statement of cash flow as operating and investing activities instead of financing activities. The Company has agreed to restate the statement of cash flow as disclosed in note 34 of the Annual Financial Statements. As a result, the Company concluded that a material weakness in internal controls over the preparation and review of the statement of cash flow exists given the application of this inappropriate accounting treatment in 2014. In the third quarter of 2014, the Company added two additional chartered professional accountants to the finance team with extensive experience in IFRS with major publicly traded companies in the mining industry. Management believes that the enhanced finance team is capable of addressing the preparation and review of the statement of cash flow in the future.

With respect to internal controls over the sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, it has come to management’s attention that the level of documentary evidence supporting the precision of the review was insufficient to appropriately evidence the precision to which management reviewed the impairment models. During the current reporting period, management’s key focus in performing the impairment analysis was on ensuring that the information included in the models was complete and accurate in order to ensure appropriate conclusions were reached for financial reporting. As no issues were identified with respect to the inputs, assumptions and formulas that would change the conclusions reached in the impairment models, management intends to enhance the level of documentation maintained in the review process in future reporting periods through the establishment of enhanced standard documentation procedures.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Refer to the discussion above for the Company’s remediation plan with respect to material weaknesses identified.

The effectiveness of Banro’s internal control over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Banro’s independent registered public accounting firm.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

NON-IFRS MEASURES

Management uses cash cost, all in sustaining cost, gold margin and EBITDA to monitor financial performance and provide additional information to investors and analysts. These metrics do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these metrics do not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	2014	Q4 2014	2013	Q4 2013	2012
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	96,045	24,782	92,857	23,661	30,547
Less: Depletion and depreciation	(26,897)	(7,466)	(25,552)	(6,282)	(8,057)
Total cash costs	69,148	17,316	67,305	17,379	22,490
Gold sales (oz)	101,225	29,264	80,497	21,379	24,963
Cash cost per ounce ($/oz)	683	592	836	813	901

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	2014	Q4 2014	2013	Q4 2013	2012
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	96,045	24,782	92,857	23,661	30,547
Less: Depletion and depreciation	(26,897)	(7,466)	(25,552)	(6,282)	(8,057)
Total cash costs	69,148	17,316	67,305	17,379	22,490
Sustaining capital	9,945	2,844	18,586	1,838	8,320
All-in sustaining costs	79,093	20,160	85,891	19,217	30,810
Gold sales (oz)	101,225	29,264	80,497	21,379	24,963
All-in sustaining cash cost per ounce ($/oz)	781	689	1,067	899	1,234

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, and depreciation and amortization. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	2014	2013	2012
	($000's)	($000's)	($000's)
Net income/(loss)	320	1,630	(4,561)
Interest	17,488	7,061	1,070
Taxes	-	-	-
Depletion and depreciation	26,985	25,603	8,096
EBITDA	44,793	34,294	4,605

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, any reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 20-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov